Exhibit 99.1

Sierra Metals Reports Solid Consolidated Financial Results for the Third Quarter of 2019, Including an 18% Increase in Adjusted EBITDA

Conference Call November 14, 2019 at 10:30 AM (EST)

(All $ figures reported in USD)

  Revenue from metals payable of $64.6 million in Q3 2019 increased 22% from $53.0 million in Q3 2018 due to higher throughput and metal production from all three mines;
  Adjusted EBITDA of $21.6 million in Q3 2019 increased 18% from $18.2 million in Q3 2018, primarily due to increased revenues realized from all three mines;
  Operating cash flows before movements in working capital of $21.8 million in Q3 2019 increased from $18.1 million in Q3 2018
  Q3 2019 consolidated copper production of 11.1 million pounds, consolidated silver production of 1.0 million ounces, consolidated zinc production of 22.5 million pounds, consolidated lead production of 10.5 million pounds, and consolidated gold production of 3,490 ounces; a 34% increase, 34% increase, 8% increase, 65% increase, and an 83% increase respectively, compared to Q3 2018, and management expects that annual production guidance will still be met(1)
  Q3 2019 revenues as a percentage of metals sold represent 35% from copper, 27% from silver, 23% from zinc, 14% from lead and 1% from gold
  Record consolidated quarterly equivalent metal production and throughput, and record quarterly equivalent metal production and throughput at the Yauricocha and Bolivar Mines
  $40.4 million of cash and cash equivalents as at September 30, 2019
  $50.9 million of working capital as at September 30, 2019
  Net Debt of $58.8 million as at September 30, 2019
  A shareholder conference call to be held Thursday, November 14, 2019, at 10:30 AM (EST)

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $0.94/lb Pb, $1.06/lb Zn, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $0.91/lb Pb, $1.16/lb Zn, $1,370/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $/1.06lb Pb, $1.36/lb Zn, $1,279/oz Au.

TORONTO--(BUSINESS WIRE)--November 13, 2019--Sierra Metals Inc. (TSX:SMT)(BVL:SMT)(NYSE American:SMTS) (“Sierra Metals” or the “Company”) today reported revenue of $64.6 million and adjusted EBITDA of $21.6 million on throughput of 709,461 tonnes and metal production of 4.9 million silver equivalent ounces, or 32.3 million copper equivalent pounds, or 80.4 million zinc equivalent pounds for the three month period ended September 30, 2019.

The Company achieved record quarterly consolidated equivalent metal production and ore throughput, as well as record quarterly ore throughput and equivalent metal production from the Yauricocha and Bolivar Mines. The Company has continued to build on its successful plant expansions, and mine production increases in Mexico over the last three quarters. This has resulted in record quarterly metal production, as the Company is approaching its 2019 target of 4,250 tonnes per day (TPD) at Bolivar, and 1,200 TPD at Cusi.

The Company earned revenues of $64.6 million, Adjusted EBITDA of $21.6 million, and operating cash flows before movements in working capital of $21.8 million. Higher revenues are primarily attributable to the 8% increase in throughput, higher head grades and recoveries of all metals, except zinc recoveries, at Yauricocha; a 46% increase in throughput, and higher silver and gold head grades, and higher copper and silver recoveries at Bolivar; and the 28% increase in throughput, higher gold head grades and silver and gold recoveries, higher silver prices, and the sale of concentrate inventory built-up during H1 2019 at Cusi. Quarterly revenues at Yauricocha increased by 16%, and Bolivar increased by 23% compared to Q3 2018, despite decreases in the prices of copper (6%) and zinc (7%), and higher treatment and refining charges incurred on the zinc and copper concentrates sold.

Despite the decrease in copper prices over the last nine months, the Bolivar Mine was able to generate $0.9 million of Adjusted EBITDA during Q3 2019, helped by record quarterly throughput. The Company hopes to increase throughput at Bolivar to 4,250 TPD during Q4 2019, and then to 5,000 TPD during Q4 2020, while modestly improving copper grades to approximately 0.95% due to an expected blend of 40% of ore sourced from Bolivar West, and 60% from El Gallo Inferior.

At Cusi, an increased silver price and the sale of approximately 1,000 tonnes of stockpiled concentrate resulted in Adjusted EBITDA of $1.5 million in Q3 2019. Ore throughput reached approximately 805 TPD during Q3 2019, and the Company continues to work towards reaching the 1,200 TPD mark during Q4 2019. The 28% increase in throughput realized during Q3 2019 resulted in a 15% increase in silver equivalent ounces produced, despite lower head grades for all metals, except gold, as we continue to develop deeper into the Santa Rosa de Lima zone which has higher silver head grades.

Currently, the Company remains focused on increasing the efficiency of mining the mineralized silver structures using selective mining techniques with the objective to reduce dilution. A significant infill drilling program is expected to be initiated on the Santa Rosa de Lima orebody during Q4 2019, targeting improved resource classification, while also improving mine planning and selective mining methods to reduce the dilution of high-grade minable stopes. Additionally, development work is being accelerated to provide access to more minable stopes, which should help with grade control and dilution control. The orebodies within the Santa Rosa de Lima zone have strong rock structures that should allow for sub-level stoping and sub-level caving mining methods to be implemented. The Company believes that this strategy can be successful, given the higher-grade ore available on the 1704 and 1720 levels of the Santa Rosa de Lima zone, and the substantial investment that has been made to ramp to and develop these areas for mining.

Igor Gonzales, President, and CEO of Sierra Metals stated: “I am proud of the Company’s achievements in the third quarter. We were able to generate one of the Company’s highest quarters of operating cash flows of $21.8 million, with free cash flow of $1.9 million despite lower metal prices as a result of record quarterly consolidated equivalent metal production and throughput. Additionally, we have consistently used operating cash flows for significant growth capital investments at all three mines, which have proven to be value-creating for the Company, given the cost-efficient growth realized. The capital was allocated to significant plant expansions, successful brownfield exploration programs, and rigorous infill drilling campaigns to maximize production and resource definition. Furthermore, we are continuing with our efforts to modernize and improve all our mines while implementing best operational practices.”

He continued, “Management continually monitor and modify projects and capital allocation and have decided at the end of Q3 2019, to further reduce our capital expenditures from $70 million to $55 million for 2019. The Company’s decision to defer $11 million of growth capital expenditures in Peru was due to project delays caused by the strike at Yauricocha, equipment procurement and contractor hiring difficulties, as well as poor ground conditions at the areas proposed for the new ventilation raise bores. Additionally, $4 million of growth capital at Bolivar was deferred due to the postponed equipment purchases, plant improvement costs and development costs previously planned to push throughput to 5,000 tonne per day level. Despite the Capex deferral for 2019, the Company remains committed to its growth plans and the prudent use of capital to achieve its objectives at Yauricocha, regardless of whether these expenditures are made during 2019, or postponed until 2020 or 2021. I am also happy to state that the Company is nearing completion of the Yauricocha and Bolivar NI 43-101 Reserve and Resource Updates, which are expected to be released during December 2019.”

He concluded, “Our balance sheet remains strong with the liquidity needed to meet our operational and growth expenditure requirements. These efforts are expected to allow the Company to continue to increase metal production over the coming year. Additionally, our Company-wide ongoing brownfield exploration programs should also lead to further discoveries and growth in reserves and resources, which will add to the value of our assets during the year ahead.”

The following table displays selected financial and operational information for the three and nine months ended September 30, 2019:

	Three Months Ended		Nine Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Operating
Ore Processed / Tonnes Milled	709,461	566,194	1,940,353	1,725,991
Silver Ounces Produced (000's)	976	728	2,504	2,015
Copper Pounds Produced (000's)	11,127	8,326	28,582	25,037
Lead Pounds Produced (000's)	10,508	6,358	25,528	19,766
Zinc Pounds Produced (000's)	22,480	20,772	55,494	59,286
Gold Ounces Produced	3,490	1,906	8,016	5,606
Copper Equivalent Pounds Produced (000's)[1]	32,326	23,628	79,099	71,717
Zinc Equivalent Pounds Produced (000's)[1]	80,390	57,883	186,599	159,165
Silver Equivalent Ounces Produced (000's)[1]	4,917	4,447	13,645	13,540
Cash Cost per Tonne Processed	$49.68	$48.43	$49.07	$46.55
Cost of sales per AgEqOz	$8.27	$7.62	$8.18	$7.14
Cash Cost per AgEqOz[2]	$7.86	$7.38	$7.81	$6.82
AISC per AgEqOz[2]	$13.16	$10.21	$13.04	$9.86
Cost of sales per CuEqLb[2]	$1.26	$1.43	$1.40	$1.35
Cash Cost per CuEqLb[2]	$1.20	$1.39	$1.34	$1.29
AISC per CuEqLb[2]	$2.00	$1.92	$2.23	$1.86
Cost of sales per ZnEqLb[2]	$0.51	$0.58	$0.59	$0.60
Cash Cost per ZnEqLb[2]	$0.48	$0.57	$0.56	$0.58
AISC per ZnEqLb[2]	$0.81	$0.78	$0.94	$0.83
Cash Cost per ZnEqLb (Yauricocha)[2]	$0.38	$0.48	$0.46	$0.52
AISC per ZnEqLb (Yauricocha)[2]	$0.66	$0.67	$0.77	$0.73
Cash Cost per CuEqLb (Bolivar)[2]	$1.40	$1.68	$1.62	$1.36
AISC per CuEqLb (Bolivar)[2]	$2.53	$2.35	$2.84	$2.06
Cash Cost per AgEqOz (Cusi)[2]	$18.77	$14.11	$17.62	$14.68
AISC per AgEqOz (Cusi)[2]	$24.60	$19.08	$26.22	$21.72
Financial
Revenues	$64,551	$52,956	$164,404	$177,352
Adjusted EBITDA[2]	$21,554	$18,212	$46,153	$74,493
Operating cash flows before movements in working capital	$21,831	$18,108	$46,408	$74,981
Adjusted net income attributable to shareholders[2]	$4,115	$4,482	$6,646	$28,226
Net income (loss) attributable to shareholders	$1,779	$1,922	$(103)	$21,468
Cash and cash equivalents	$40,434	$29,073	$40,434	$29,073
Working capital[3]	$50,932	$1,780	$50,932	$1,780
(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $0.94/lb Pb, $1.06/lb Zn, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2018 were calculated using the following realized prices: $14.85/oz Ag, $2.79/lb Cu, $0.94/lb Pb, $1.14/lb Zn, $1,206/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $0.91/lb Pb, $1.16/lb Zn, $1,370/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2018 were calculated using the following realized prices: $15.99/oz Ag, $3.02/lb Cu, $/1.06lb Pb, $1.36/lb Zn, $1,279/oz Au.
(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.
(3) The increase in working capital was due to the Company drawing down the remainder of the Senior Secured Corporate Credit Facility during the second quarter.

Q3 2019 Financial Highlights

Revenue from metals payable of $64.6 million in Q3 2019 increased by 22% from $53.0 million in Q3 2018. Higher revenues are primarily attributable to the 8% increase in throughput, higher head grades and recoveries of all metals, except zinc recoveries, at Yauricocha; a 46% increase in throughput, and higher silver and gold head grades, and higher copper and silver recoveries at Bolivar; and the 28% increase in throughput, higher gold head grades and silver and gold recoveries, higher silver prices, and the sale of concentrate inventory built-up during H1 2019 at Cusi. Quarterly revenues at Yauricocha increased by 16%, and Bolivar increased by 23% compared to Q3 2018, despite decreases in the prices of copper (6%) and zinc (7%), and higher treatment and refining charges incurred on the zinc and copper concentrates sold.

Yauricocha’s cash cost per zinc equivalent payable pound was $0.38 (Q3 2018 - $0.48), and AISC per zinc equivalent payable pound of $0.66 (Q3 2018 - $0.68). The decrease in the AISC per zinc equivalent payable pound for Q3 2019 compared to Q3 2018 was due to the increase in throughput, and head grades and recoveries of all metals, except zinc recoveries, resulting in an increase in zinc equivalent payable pounds. This was partially offset by higher labour costs, higher treatment and refining charges, higher general and administrative costs, and an increase in sustaining capital expenditures.

Bolivar’s cash cost per copper equivalent payable pound was $1.40 (Q3 2018 - $1.68), and AISC per copper equivalent payable pound was $2.53 (Q3 2018 - $2.35) for Q3 2019 compared to Q3 2018. The increase in the AISC per copper equivalent payable pound was due to higher labour and contractor costs incurred related to stope and ramp development within the mine required to increase throughput to the 4,250 TPD level. A significant portion of these costs were included in opex Additionally, sustaining capital expenditures were $2.7 million higher in Q3 2019 compared to Q3 2018 and related to the purchase of mining equipment, mine development costs, exploration drilling within the mine, and plant improvements. This was partially offset by the 46% increase in throughput, which resulted in a 34% in copper equivalent payable pounds.

Cusi’s cash cost per silver equivalent payable ounce was $18.77 (Q3 2018 - $14.11), and AISC per silver equivalent payable ounce was $24.60 (Q3 2018 - $19.09) for Q3 2019 compared to Q3 2018. AISC per silver equivalent payable ounce increased due to higher treatment and refining charges incurred as well as higher sustaining capital expenditures from an unexpected ground subsidence event which has rectified by leaving a wider support pillar. This required further mine development in the deeper zones, but which have the benefit of higher grades.

Adjusted EBITDA(1) of $21.6 million for Q3 2019 increased by 18% compared to $18.2 million in Q3 2018. The increase in adjusted EBITDA in Q3 2019 was due to the increase in revenues realized at all three mines, discussed previously.

Cash flow generated from operations before movements in working capital of $21.8 million for Q3 2019 increased compared to $18.1 million in Q3 2018. The increase in operating cash flow is mainly the result of higher revenues generated, despite slightly lower gross margins realized.

Net income attributable to shareholders of the Company for Q3 2019 was $1.8 million (Q3 2018: $1.9 million) or $0.01 per share (basic and diluted) (Q3 2018: $0.01).

Cash and cash equivalents of $40.4 million and working capital of $50.9 million as at September 30, 2019, compared to $21.8 million and $(8.3) million, respectively, at the end of 2018. The increase in working capital was due to the Company drawing down the remainder of the Senior Secured Corporate Credit Facility during the second quarter. Cash and cash equivalents have increased by $18.6 million during 9M 2019 due to $21.9 million of operating cash flows, and $99.2 million drawn down from the Senior Secured Corporate Facility, being partially offset by capital expenditures incurred in Mexico and Peru of $(41.2) million, $(1.8) million of share repurchases, and repayments of loans, credit facilities and interest of $(59.5) million.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Project Development

Mine development at Bolívar during Q3 2019 totaled 2,768 meters. A portion of the meters (2,340 meters) were developed to prepare stopes for mine production. The remainder of the meters (428 meters) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping in the Lower El Gallo Inferior orebody and Bolivar West orebody.

During Q3 2019, at the Cusi property, mine development totaled 1,016 meters, which included 86 meters of ramp development at the Santa Rosa de Lima zone; the rest of the development related to stope preparation in various zones within the mines.

Exploration Update

Peru:
During Q3 2019, the Company drilled 48 holes totaling 9,522 meters at Yauricocha. The drilling included the following:

Surface Exploration Drilling:

  Surface diamond drilling began at the Dona Leona, and El Paso targets along the Chonta Fault. Five holes totaling 2,373 meters were drilled at these targets during the quarter, and the Doña Leona drilling has intersected areas of silver polymetallic mineralization, drilling will continue over the next several months.

The surface exploration drilling targets have been prioritized by previous geochemistry sampling as well as geophysical work, and they are all significant, high priority targets for testing.

The Doña Leona area located 2.5 kilometers southeast from the Central Yauricocha Mine. This area has already had surface geochemical sampling completed on structures and gaps, which provided values in anomalous silver, zinc, lead, and copper. Furthermore, geophysics from a Titan 24 survey shows significant anomalies in this area. Eight drill holes totaling 8,000 meters will be drilled from five platforms to test these targets for high-grade structures.

The El Paso – Éxito areas are located between 3.5 and 5 kilometers southeast of the Central Yauricocha mine. The Éxito mine contains skarn and replacement mineralization and surface sampling detected structures with high values of anomalous lead, zinc, and copper. Geophysics with the Titan 24 geophysical survey have determined important anomalies in the area. Ten drills holes totaling 10,170 meters will be completed from six platforms to test these targets for high-grade structures.

Exploration Drilling:

  Huamanrripa (Level 720 Central Mine Zone): Three holes totaling 1,100 meters to explore geophysical anomalies realized during previous Titan 24 geophysical surveys. These holes were able to define a skarn area with the presence of pyrite; however, this skarn does not have economical head grades, and exploration in this area has been concluded.
  Contacto Occidental Orebody (Level 1170 Central Mine Zone): Five holes totaling 1,282 meters to explore the continuity of this mineralized orebody where we have an intrusive limestone contact, which shows areas of tectonic gaps with sections of high-grade polymetallic mineralization of zinc and lead.

Definition Drilling:

  Esperanza (Level 1070 Central Mine Zone): 13 holes totaling 1,802 meters to provide a higher level of certainty of the amount of estimated resources within this mineralized orebody. The holes were directed to the 16th floor, and floors 0 and 8 on the 1070 level. Drilling in this area will continue as the mineralization of this orebody has irregular shapes.
  Cuye (Level 1070 Central Mine Zone): Three holes totaling 526 meters to provide a higher level of certainty for the estimated resources within this orebody with copper mineralization. This drilling was performed in order to convert resources from the inferred to indicated category within upcoming NI 43-101 Technical Report.
  Joselyn (870 Level Cachi Cachi Mine): Six holes totaling 1,179 meters to delineate the Joselyn orebody and provide a higher level of certainty to the indicated and inferred resources.
  Escondida (920 Level Cachi Cachi Mine): 13 holes totaling 1,260 meters to provide more certainty and to upgrade the category of the indicated and inferred resources present.

Mexico:

Bolivar

  At Bolívar during Q3 2019, 9,923 meters were drilled from surface as well as diamond drilling within the mine. 1,973 meters were drilled within the mine in the El Gallo Inferior area towards La Montura, which intersected a mineralized skarn orebody of semi-massive magnetite and disseminated chalcopyrite. 7,950 meters of exploration drilling was performed from surface in the following areas: 249 meters at Bolivar West to explore the extension of Bolivar West to the Northwest. 5,300 meters of infill drilling was performed at Bolivar West to tighten drill spacing and upgrade the resource category classification. 2,401 meters of exploration drilling were performed from two drill holes to explore for a previously identified porphyritic environment.

Cusi

  During Q3 2019, the Company drilled 3,220 meters of infill drilling was performed within the mine. This drilling was performed to support development of the Santa Rosa de Lima vein in order to verify the ore zone and its continuity.

Conference Call Webcast

Sierra Metals’ senior management will host a conference call on Thursday, November 14, 2019, at 10:30 AM (EST) to discuss the Company’s financial and operating results for the three and nine months ended September 30, 2019.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website:

https://event.on24.com/wcc/r/2078441/086B178C2964FF2D0C39E0D04B8DA8AF

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

Participant Number (Toll Free North America): (833) 245-9659
Participant Number (Toll Free Peru): 0800-71-476
Participant Number (International): +1 (647) 689-4231
Conference ID: 5678458

Quality Control

All technical production data contained in this news release has been reviewed and approved by Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three Mines in Peru and Mexico that are within or close proximity to the existing Mines. Additionally, the Company has large land packages at all three Mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 28, 2019 in respect of the year ended December 31, 2018 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777